OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

DB

ANNUAL AUDITED REPORT
FORM X-17A-5 / A
PART III

SEC *Mail Processing*

SEC FILE NUMBER
8-53221

FEB 28 2019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　IMA Wealth, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32nd St. North, Suite 100

　　　　　　　　　　　　　　　　(No. and Street)

Wichita	KS	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret E. Hornbeck　　　　　　　　　　　　　　　　　　　　316-266-6573

　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran

　　　　　　　　　(Name – *if individual, state last, first, middle name*)

7979 Tufts Ave, #400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Margaret E. Hornbeck _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IMA Wealth, Inc. _____ , as

of December 31 _____, 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

EVP, CCO
_____
Title

_____
Notary Public

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/30/2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

*This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available at the Company's office.*



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
IMA Wealth, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Wealth, Inc. as of December 31, 2018 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of IMA Wealth, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IMA Wealth, Inc.'s management. Our responsibility is to express an opinion on IMA Wealth, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IMA Wealth, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of IMA Wealth, Inc.'s financial statements. The supplemental information is the responsibility of IMA Wealth, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as IMA Wealth, Inc.'s auditor since 2014.
Denver, Colorado
February 22, 2019

IMA WEALTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

	2018
CURRENT ASSETS	
Cash and cash equivalents	$ 5,273,419
Commissions receivable	122,702
Account receivable - other	175,335
Prepaid expenses	1,311
Total current assets	5,572,767
Property and equipment, net	105,544
Intangible asset, net of accumulated amortization of $93,431	48,489
	$ 5,726,800

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 870,762
Accrued expenses, Parent	119,846
Income taxes payable, Parent	70,867
Total liabilities	1,061,475
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,034
Retained earnings	2,499,291
Total stockholder's equity	4,665,325
	$ 5,726,800

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

	2018
Revenues:	
Commission and fee income	$ 5,906,494
Interest	17,525
	5,924,019
Expenses:	
Payroll, payroll taxes and benefits	4,041,297
General and administrative	1,591,002
	5,632,299
Income before income taxes	291,720
Income taxes - current	(71,005)
Net income	$ 220,715

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, December 31, 2017	100,000	$ 100,000	$ 2,066,034	$ 2,278,576	$ 4,444,610
Net income	--	--	--	220,715	220,715
Balance, December 31, 2018	100,000	$ 100,000	$ 2,066,034	$ 2,499,291	$ 4,665,325

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

	2018
Cash flows from operating activities:	
Net income	$ 220,715
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	41,354
Changes in operating assets and liabilities:	
Commissions receivable	(34,790)
Accounts receivable - other	(38,558)
Prepaid expenses	(59)
Accounts and producer payable	132,551
Accrued expenses, Parent	46,210
Income taxes payable, Parent	(207,837)
Net cash flow provided by operating activities	159,586
Cash flows from investing activities:	
Purchase of property and equipment	(12,281)
Net cash flow used in investing activities	(12,281)
Net increase in cash and cash equivalents	147,305
Cash and cash equivalents, beginning of year	5,126,114
Cash and cash equivalents, end of year	$ 5,273,419

The accompanying notes are an integral
part of these financial statements.

1. BUSINESS OPERATIONS

IMA Wealth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMAFG"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenues from Contracts with Customers,* by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue such as commissions and fees; therefore, the Company did not record any cumulative effect adjustment to opening equity.

In addition, the Company has elected to use the practical expedient under ASC Topic 340, *Other Assets and Deferred Costs,* whereby the incremental costs of obtaining a contract may be recognized as an expense when incurred if the contract is one year or less.

Advisory fees are recognized as earned in accordance with the terms of the client agreements.

Commissions and fees, consisting primarily of 401(k) finder fees, 401(k) commission trails, insurance commissions and other fees are recorded as earned.

Income Taxes - The Company files consolidated income tax returns with IMAFG. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 24%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
When applicable, deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2018, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2018, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 per year for the next three years and approximately $5,900 in the fourth year.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Subsequent Events - Subsequent events have been evaluated through February 22, 2019, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3.   **INCOME TAXES**

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%. Other than the reduced corporate rate, the Company does not expect a significant change due to the Act.

4.   **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with IMAFG and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. The Company recognized $981,693 of expenses for 2018 related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $119,846, reflected as "Accrued expenses – Parent", on the statement of financial condition at December 31, 2018.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5.   **EMPLOYEE BENEFITS**

The Company participates in the IMA Stock Bonus Plan, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. It is a defined contribution plan subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees enter the plan on January 1 or July 1 following completion of at least 1,000 hours of service in two consecutive years of employment. The plan provides for an annual contribution of a discretionary amount in either cash or common stock, as determined by the Parent. Effective July 1, 2018, the IMA Stock Bonus Plan was terminated.

The Company also participates in the IMA Financial Group, Inc. 401k Profit Sharing Plan and Trust, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statements of income is an estimated contribution of $105,000 for the year ended December 31, 2018. Included in accounts and producer payables in the accompanying balance sheet is cash contributions due of $105,000 at December 31, 2018.

6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2018, the Company had net regulatory capital and net capital requirements of $4,188,927 and $70,765, respectively.   The Company's aggregate indebtedness to net capital ratio was .25 to 1.

IMA WEALTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2018

SUPPLEMENTARY INFORMATION

	2018
Aggregate indebtedness:	
Accounts and producer payables	$ 870,762
Accrued expenses, Parent	119,846
Income taxes payable, Parent	70,867
Total aggregate indebtedness	$ 1,061,475
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	2,499,291
Total credit items	4,665,325
Deductions and charges:	
Commissions receivable	122,702
Account receivable - other	175,335
Prepaid expenses	1,311
Property and equipment, net	105,544
Intangible asset, net	48,489
Haircut on securities owned	23,017
Total deductions and charges	476,398
Net capital	$ 4,188,927
Capital requirements:	
Net capital	$ 4,188,927
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	70,765
Net capital in excess of requirements	$ 4,118,162
Ratio of aggregate indebtedness to net capital	.25 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2018.

Reconciliation with Company's calculation:
There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2018, and the audited computation above.



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
IMA Wealth, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IMA Wealth, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which IMA Wealth, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) IMA Wealth, Inc. stated that IMA Wealth, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IMA Wealth, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMA Wealth, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Denver, Colorado
February 22, 2019



IMA WEALTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2018

IMA Wealth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2018.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

_____
Signature

__COO, CCO_____
Title

__02/22/2018_____
Date



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
IMA Wealth, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenue of IMA Wealth, Inc. (the "Company") for the year ended December 31, 2018, which were agreed to by IMA Wealth, Inc. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Management is responsible for IMA Wealth, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

1. We compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2018 to the total revenue in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31 2018, noting no differences.

2. We compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2018 to supporting schedules and working papers, noting no differences;

3. We recalculated the arithmetical accuracy of the total revenue amount reflected in the Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers, noting no differences:

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Denver, Colorado
February 22, 2019



IMA WEALTH, INC.

SCHEDULE OF FORM SIPC—3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2018

Amount ($)	Business activities through which revenue was earned
$1,663,469	Sale of Investment Company Shares
$130,674	Sale of Non-Securities Insurance Based Products
$4,112,351	Investment Advisory Services and Account Supervision Fees
$5,924,019	**Total Revenues**